Room 4561

May 8, 2006

Mr. Arthur W. Coviello, Jr.
Chief Executive Officer and Acting Chief Financial Officer
RSA Security Inc.
174 Middlesex Turnpike
Bedford, MA 01730

> **Re: RSA Security Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed March 16, 2006**
> **File No. 0-25120**

Dear Mr. Coviello:

We have reviewed the above-referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Item 8. Financial Statements

Note1. Nature of Business and Summary of Significant Accounting Policies

Revenue Recognition, page 45

1.   We note that you separately address two types of multiple-element arrangements
      for which VSOE does not exist for all the undelivered elements. We further note
      that you may defer revenue until VSOE exists or all elements have been delivered
      or you may recognize such revenue ratably over a license term. Please describe
      to us the terms of these multiple-element arrangements for which VSOE does not
      exist and explain how your revenue recognition policies comply with paragraph
      12 of SOP 97-2.

Stock-Based Compensation Plans, page 50

2.   We note that you have re-evaluated your volatility assumptions in light of the new
      accounting guidance under SFAS 123R and that the re-evaluation resulted in
      reduced compensation expense. Please tell us more about your decision to re-
      evaluate your assumptions and explain why you believe that it is appropriately
      reflected as a prospective change in estimate.

Note 2. Acquisition, page 50

3.   Please describe for us, in reasonable detail, the process used to identify and value
      the intangible assets acquired in the Cyota transaction. As part of your response,
      explain to us the reasons for allocating such a significant portion of the purchase
      price to goodwill.

Report of Independent Registered Public Accounting Firm on Internal Control over
Financial Reporting, page 62

4.   We note that management excluded the Cyota acquisition from their assessment
      of internal control over financial reporting. Please explain to us why your
      independent registered public accounting firm did not include a similar scope
      limitation within their audit report.

Stock-Based Compensation Plans, page 50

5.   We note that you have re-evaluated your volatility assumptions in light of the new
         accounting guidance under SFAS 123R and that the re-evaluation resulted in
         reduced compensation expense. Please tell us more about your decision to re-
         evaluate your assumptions and explain why you believe that it is appropriately
         reflected as a prospective change in estimate.

Form 8-K Filed April 17, 2006

6.   Based on the nature of the non-GAAP measures presented in your earnings
         release, we do not believe that the relatively short and generic narrative
         disclosures on page 3 are consistent with the guidance in Regulation G, Item 10(e)
         of Regulation S-K, Question 8 of the Frequently Asked Questions Regarding Use
         of Non-GAAP Financial Measures and Section G of SAB 107. For example, your
         disclosure does not explain why the measures allow investors to more accurately
         assess the ongoing nature of your core operations and does not define "core
         operations." Further, you have not disclosed the material limitations associated
         with each measure or the manner in which management compensates for such
         limitations. Note that we believe that your multiple exclusions necessitate robust
         disclosures and that each adjustment to your GAAP results should be discussed.
         Please explain to us how you have complied with this guidance.

         As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. Please submit all
correspondence and supplemental materials on EDGAR as required by Rule 101 of
Regulation S-T. You may wish to provide us with marked copies of any amendment to
expedite our review. Please furnish a cover letter with any amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing any amendment and your responses to our comments.

         We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

         In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the
        filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Edgar, Staff Accountant, at (202) 551-3459, Mark Kronforst, Assistant Chief Accountant, at (202) 551-3451 or me at (202) 551-3489 if you have any questions regarding these comments.

Very truly yours,

Brad Skinner
Accounting Branch Chief